SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                        Headway Corporate Resources, Inc.
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                         (Title of Class of Securities)

                                    422101105
                                 (CUSIP Number)

                         Andersen, Weinroth & Co., L.P.
                           1330 Avenue of the Americas
                            New York, New York 10019
                            Telephone: (212) 842-1600

                                    Copy To:
                              Bonnie Greaves, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices)

                                  March 6, 2001
             (Date of Event which requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box. |_|


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422101105
--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          G. CHRIS ANDERSEN
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

            (a)
            (b)
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)

          PF
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).  |_|

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization

          United States of America
--------------------------------------------------------------------------------
                          7   Sole Voting Power
      NUMBER OF
        SHARES                551,571
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY           8   Shared Voting Power
         EACH
      REPORTING               137,594
        PERSON            ------------------------------------------------------
         WITH             9   Sole Dispositive Power

                              551,571
                          ------------------------------------------------------
                          10  Shared Dispositive Power

                              137,594
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          689,165
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)  |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

          5.9%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

         This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 17, 2000 by Andersen, Weinroth & Co., L.P., ("AW L.P."), A.W. & Co. GP Inc. ("AW Inc."), G. Chris Andersen ("Andersen") and Stephen D. Weinroth ("Weinroth"), as amended by Amendment No. 1 to Statement on Schedule 13D filed on March 5, 2001 (the "Schedule 13D"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background

                  Item 2 is hereby amended and restated in its entirety as follows:

                  "(a)-(c) and (f) This statement is being filed by G. Chris Andersen, a United States citizen ("Andersen" or the "Reporting Person") whose business address is 1330 Avenue of the Americas, New York, New York 10019. Andersen is a Director and Secretary and Treasurer of A.W. & Co. GP Inc., the general partner of Andersen, Weinroth & Co., L.P., a private investment partnership ("AW L.P."), whose address is 1330 Avenue of the Americas, New York, New York 10019.

                  (d) and (e) During the last five years, Andersen has not been
         (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

Item 3.  Source and Amount of Funds and Other Consideration

                  Item 3 is hereby supplemented and amended by the insertion of the following at the end thereof:

                  "Funds in the aggregate amount of $188,145 previously contributed by Andersen on his own behalf and on behalf of the IRA (as defined below) and the Foundation (as defined below) to purchase shares of Headway Common Stock in the transaction described in Item 5 were obtained from his personal funds, including funds from his personal investment retirement account (together with all roll-over amounts from his Andersen & Co. Defined Benefit Plan, the "IRA") and funds from the
         G. Chris Andersen Family Foundation (the "Foundation")."

Item 5.  Interest in Securities of the Issuer

                  Item 5 is hereby amended and restated in its entirety as follows:

                  "(a) and (b) Andersen is the beneficial owner of 551,571 shares of Headway Common Stock and has the sole power to vote and direct the voting and the sole power to dispose of and direct the disposition of 551,571 shares of Headway Common Stock. As a trustee of the Foundation, Andersen has the shared power to vote and direct the voting and the shared power to dispose of and direct the disposition of 137,594 shares of Headway Common Stock beneficially owned by the Foundation and may, accordingly, be deemed to be the beneficial owner of 137,594 shares of Headway Common Stock. The shares of Headway Common Stock beneficially owned or deemed to be beneficially owned by Andersen constitutes 5.9% of the outstanding shares of Headway Common Stock.

                  (c) On March 6, 2001, AW L.P. initiated distributions of 35,065 shares of Headway Common Stock to Andersen, 43,806 shares to the IRA and 87,629 shares to the Foundation, all of which had been previously purchased by AW L.P. with funds in the amount of $188,145 ($1.13 per share) that had been contributed to AW L.P. by Andersen on his own behalf and on behalf of the IRA and the Foundation in amounts proportionate to such distributions.

                  (d) No one other than Andersen is known to have the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the 689,165 shares of Headway Common Stock beneficially owned by Andersen (other than the 137,594 shares of Headway Common Stock beneficially owned by the Foundation with respect to which the Foundation has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of those 137,594 shares of Headway Common Stock).

                  (e) "Not applicable."

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 24, 2001





                                            /s/ G. Chris Andersen
                                            ------------------------------------
                                            G. CHRIS ANDERSEN